SUB-ITEM 77J(a)


         REVALUATION OF ASSETS OR RESTATEMENT OF CAPITAL SHARE ACCOUNT



On August 3, 2000, the Board of Trustees of Short-Term Investments Trust approved the revised Procedures relating to Purchases and Sales of Securities Pursuant to Rule 17a-7 Procedures. The procedures have been revised to show that NASDAQ National Market securities would be priced at last sale rather than at the average of the highest bid and the lowest offer.